Exhibit 12.1

MITCHAM INDUSTRIES, INC.
Ratio of Earnings to Fixed Charges

	Year Ended January 31,
	2019	2018	2017	2016	2015
Earnings
(Loss) Income before income taxes	(18,377)	(20,159)	$(31,339)	$(27,759)	$(10,186)
Fixed charges (as outlined below)	278	245	846	932	1,142
Total earnings, as defined $	(18,099)	(19,914)	(30,493)	(26,827)	(9,044)

Fixed Charges
Interest	72	47	$653	$739	$902
Estimate of interest within rental expense	$206	$198	$193	$193	$240
Total fixed charges	$278	$245	$846	$932	$1,142

Ratio of (losses) earnings to fixed charges	*	*	*	*	*

*
Earnings for the years ended January 31, 2019, January 31, 2018, January 31, 2017, January 31, 2016 and January 31, 2015 were insufficient to cover fixed charges by $18,377, $20,159, $31,339, 27,759 and $10,186, respectively.